

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   June 27, 2016

<u>Via E-mail</u>
Peter Ganz
Senior Vice President, General Counsel and Secretary
Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012

> **Re: Valvoline Inc.**
> **Registration Statement on Form S-1**
> **Filed May 31, 2016**
> **File No. 333-211720**

Dear Mr. Ganz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you intend to provide significant additional information in an amendment to your registration statement, including information regarding management, directors, material indebtedness, and key terms of the various agreements you will enter into with Ashland in connection with the separation. To the extent practicable, please include this information and file your agreements with Ashland in your next amendment.

Prospectus Summary, page 1

2.   Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of

your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

Risk Factors, page 19
Because of the concentration of our sales to a small number of retailers…, page 21

3. Please identify the customer described as "another large national retailer" in your next amendment. Additionally, please disclose which retailers listed here accounted for more than 10% of Core North America segment's sales in 2015.

The competitive nature of our markets may delay…, page 23

4. We note that you source lubricant additives from a limited number of suppliers. Please disclose the name of these suppliers in your next amendment. Additionally, to the extent any of these supply contracts represents a material contract pursuant to Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit to your registration statement.

Use of Proceeds, page 41

5. Please tell us whether affiliates of your underwriters are lenders and/or agents of Ashland debt that will be paid with proceeds of the offering. If these relationships exist, please disclose this here or provide a cross reference to this disclosure in the underwriting section.

6. Please identify the indebtedness you intend to repay with the proceeds from the offering, explain whether this indebtedness is currently reported on the balance sheet of Valvoline and Ashland, and explain the accounting for the repayment. You state, "any remaining proceeds will be used for general corporate purposes." Please clarify whether remaining proceeds will remain with Valvoline or whether there could be any additional dividends, transfers or other payments to Ashland. Reflect these potential transactions in the pro forma financial statements and accompanying notes as appropriate, as well as in the discussion of capitalization on page 43 and discussion of proceeds on page 14 and elsewhere.

Note B – Pension and other postretirement plans transferred to Valvoline, page 54

7. Please explain how you will calculate the amounts in pro forma adjustment B and their factual basis. Also, please explain the reasons for any significant variances between the calculated amounts and amounts presented in the carve out historical financial statements

8. Please clarify whether you are including a material curtailment gain in pro forma adjustment B to the income statement for the year ended September 30, 2015. If so, please explain the basis for including a pro forma adjustment for a curtailment gain arising from the freezing and elimination of certain benefits announced in March 2016.

Please clarify if the curtailment gain is a nonrecurring credit recognized after September 30, 2015. Refer to Rule 11-01(b), paragraphs (5) and (6).

9. Please explain specifically how the freezing or elimination of certain benefits supports the reclassification of costs associated with pension and other postretirement plans from cost of sales solely into selling, general and administrative expenses.

Note I – Legacy assets and liabilities, page 56

10. Please tell us the nature of any significant legacy assets and liabilities that are expected to be transferred from Ashland as a result of the separation. Also, please explain why such assets and liabilities were not included in the historical financial statements of Valvoline.

Management's Discussion and Analysis, page 57
Public Company Expenses, page 62

11. Please disclose an estimate of the additional costs you expect to incur as a result of being a standalone company.

Results of Operations- Combined Review, page 62
Non-GAAP Performance Metrics, page 62

12. We note your disclosure of "Losses (gains) on pension and other postretirement plans remeasurement" which are excluded in your reconciliation of net income to Adjusted EBITDA. Please expand your disclosure to quantify the amounts of actual and expected asset returns and the amount of net periodic pension cost that is included in the non-GAAP measure.

Business, page 89
Intellectual Property, page 106

13. Please discuss the importance and duration of your patents.

Executive Compensation, page 112

14. We note you have provided executive compensation for fiscal year 2015. Please note that you are also required to provide executive compensation for fiscal years 2013 and 2014. For further guidance, please see Regulation S-K C&DIs 217.01 and 217.03.

Long-Term Incentive Equity Compensation, page 121
2015-2017 LTIP Performance Units, page 122

15. Please specify how the "Performance Peer Group" is weighted between the S&P MidCap 400 and S&P 500 Materials Group.

Compensation Program of Valvoline Following the Spin-off, page 130

16.   Please discuss whether all stock appreciation rights, performance share awards, restricted share awards, restricted stock units, common stock units and deferred stock units and other incentive awards and deferrals covering shares of Ashland or Ashland Global common stock, whether vested or not vested will remain valid and in full effect for Valvoline officers and employees following the spin-off. Describe any terms and conditions of such agreements that would be relevant to the spin-off and resulting change in legal employer of Valvoline officers and employees and the expected resulting impact.

Potential Payments upon Termination or Change in Control for Fiscal 2015, page 141

17.   Please tell us whether the reorganization of Ashland, separation of Valvoline, or initial public offering of Valvoline, Inc., or any of the related transactions or other currently anticipated events are expected to result in payments under the change in control agreements or other agreements.

Combined Statements of Operations and Comprehensive Income, page F-7

18.   Please tell us how you consider ASC 360-10-45-5 in excluding the loss on the sale of car care product assets of $26.3 million from operating income.

Note K – Employee Benefit Plans, page F-27

19.   Please tell us where the $46 million loss on the remeasurement of pension and other retirement plans is reflected on the income statement for 2015. If applicable, please reconcile to the actuarial loss for 2015 of $2 million.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
       Andrew Pitts
       Cravath, Swaine & Moore LLP